UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Corporation

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporate Law”) and CVM Normative Ruling No. 358, of January 3, 2002, in relation to the news entitled “Linx's founder should not vote, says CVM”, published in the Valor Econômico newspaper on this date, informs to its shareholders and to the market in general that the Company received from Messrs. Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan ("Founding Shareholders") a copy of the Letter No. 185/2020/CVM/SEP/GEA-4 ("Official Letter"), sent by the Superintendence of Corporate Relations (Superintendência de Relações com Empresas) - SEP of the Brazilian Securities Commission - CVM to the Founding Shareholders. In the Letter, SEP informs that, in its better understanding, the Founding Shareholders would be prevented from voting at the Company's general meeting called for November 17, 2020 in those matters related to the possible merger of shares involving STNE Participações S.A. The Company was informed by the Founding Shareholders that the understanding expressed by SEP in the Letter shall be submitted for review within the CVM.

São Paulo, October 19, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer